OPPENHEIMER & CO. INC. AND SUBSIDIARIES
(S.E.C. I.D. No. 8-04077)

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2025
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

This report is filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER

8-04077

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Oppenheimer & Co. Inc.

TYPE OF REGISTRANT (check all applicable boxes):

[x] Broker-dealer   [ ] Security-based swap dealer   [ ] Major security-based swap participant

[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___85 Broad Street___
(No. and Street)

___New York___   ___NY___   ___10004___
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS REPORT

___Robert S. Lowenthal___   ___212-667-5300___   ___Robert.Lowenthal@opco.com___
(Name)   (Area Code - Telephone No.)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___Deloitte & Touche LLP___
(Name - if individual, state last, first, middle name)

___30 Rockefeller Plaza___   ___New York___   ___New York___   ___10112___
(Address)   (City)   (State)   (Zip Code)

___10/20/2003___   ___34___
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Lowenthal, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oppenheimer & Co. Inc. (the "Company"), as of December 31, 2025, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of customer.

Signature

President and Chief Executive Officer
Title

Oppenheimer & Co. Inc. and Subsidiaries
Table of Contents
As of December 31, 2025

** *To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte Services LP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: + 1 212 492 4000
Fax: + 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owner of Oppenheimer & Co. Inc.

Opinion on the Financial Statement

We have audited the accompanying consolidated balance sheet of Oppenheimer & Co. Inc. and subsidiaries (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2026

We have served as the Company's auditor since 2013.

Oppenheimer & Co. Inc. and Subsidiaries
Consolidated Balance Sheet
As of December 31, 2025

(Expressed in thousands, except number of shares and per share amounts)

Assets

Cash and cash equivalents	$	8,752
Deposits with clearing organizations		107,607
Receivables from brokers, dealers and clearing organizations		260,001
Receivables from customers, net of allowance for credit losses of $131		1,414,995
Securities owned, including amounts pledged of $1,179,503 at fair value		1,239,547
Notes receivable, net		54,708
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $61,764		12,347
Deferred income taxes, net		16,869
Right-of-use lease assets, net of accumulated amortization of $3,395		6,413
Goodwill		10,788
Company-owned life insurance		109,094
Other assets		107,574
Total Assets	$	3,348,695

Liabilities and Stockholder's Equity

Liabilities

Drafts payable	$	18,347
Bank call loans		76,800
Payables to brokers, dealers and clearing organizations		397,997
Payables to customers		393,694
Securities sold under agreements to repurchase, net		997,192
Securities sold but not yet purchased, at fair value		175,712
Income tax payable		36,039
Lease liabilities		6,545
Accrued compensation		356,481
Accounts payable and other liabilities		125,962
Subordinated borrowings		112,558
Total Liabilities		2,697,327

Commitments and contingencies (Note 12)

Stockholder's Equity

Common stock, par value $100 per share - 1,000 shares authorized; 760 shares issued and outstanding		76
Additional paid-in capital		348,891
Retained earnings		299,850
Accumulated other comprehensive income		3,909
Less 369 shares of treasury stock, at cost		(1,358)
Total Stockholder's Equity		651,368
Total Liabilities and Stockholder's Equity	$	3,348,695

The accompanying notes are an integral part of this consolidated balance sheet.

Oppenheimer & Co. Inc. and Subsidiaries
Notes to Consolidated Balance Sheet
As of December 31, 2025

1. Organization

Oppenheimer & Co. Inc. (the "Company" and "Oppenheimer") is a wholly owned subsidiary whose ultimate parent is Oppenheimer Holdings Inc. (the "Parent"), a Delaware public corporation. The Company is a New York-based registered broker-dealer and investment adviser in securities under the Securities Exchange Act of 1934 ("the Act") and is a member firm of the Financial Industry Regulatory Authority. The Company is also a member of Intercontinental Exchange, Inc. which includes various exchanges such as ICE Futures U.S. and the New York Stock Exchange, Inc.

The Company engages in a broad range of activities in the securities industry, including retail securities brokerage, institutional sales and trading, investment banking (both corporate and public finance), underwriting, research, market-making, and investment advisory and asset management services.

The Company provides its services from offices located throughout the United States and Puerto Rico. In addition, the Company conducts business in Israel.

2. Summary of significant accounting policies and estimates

Basis of Presentation

The consolidated balance sheet of the Company includes the accounts of the Company's wholly owned subsidiaries: Oppenheimer Israel (OPCO) Ltd., which is engaged in offering investment services in the State of Israel and Freedom Investments Inc. ("Freedom"). Freedom, which formerly offered discount brokerage services on a limited basis, ceased operations in late 2025. Freedom's de-registration as an SEC-registered broker-dealer became effective on January 30, 2026.

This consolidated balance sheet has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Intercompany transactions and balances have been eliminated in the preparation of the consolidated balance sheet.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet.

In presenting the consolidated balance sheet, management makes estimates regarding valuations of financial instruments, loans and allowances for credit losses, the outcome of legal and regulatory matters, goodwill and other intangible assets, share based compensation plans and income taxes. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could be materially different from these estimates. A discussion of certain critical accounting policies in which estimates are a significant component of the amounts reported on the consolidated balance sheet follows.

Financial Instruments and Fair Value

Financial Instruments

Securities owned, securities sold but not yet purchased, investments and derivative contracts are carried at fair value.

Fair Value Measurements

Accounting guidance for the fair value measurement of financial assets, which defines fair value, establishes a framework for measuring fair value, establishes a fair value measurement hierarchy, and requires certain fair value measurement disclosures. Fair value, as defined by the accounting guidance, is the price that would be received in the sale of an asset or paid to transfer a

liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy established by this accounting guidance prioritizes the inputs used in valuation techniques into the following three categories (highest to lowest priority):

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly; and

Level 3: Unobservable inputs that are significant to the overall fair value measurement.

The Company's financial instruments that are recorded at fair value generally are classified within Level 1 or Level 2 within the fair value hierarchy using quoted market prices or quotes from market makers or broker-dealers. Financial instruments classified within Level 1 are valued based on quoted market prices in active markets and consist of U.S. Treasury securities, corporate equities, and certain money market instruments. Level 2 financial instruments primarily consist of investment grade and high-yield corporate debt, convertible bonds, U.S. Agency securities, mortgage and asset-backed securities, and municipal obligations. Financial instruments classified as Level 2 are valued based on quoted prices for similar assets and liabilities in active markets and quoted prices for identical or similar assets and liabilities in markets that are not active. Some financial instruments such as auction rate securities ("ARS") are classified within Level 3 within the fair value hierarchy as observable pricing inputs are not available due to limited market activity for the asset or liability. As of December 31, 2025, the Company had $128,000 of ARS in Level 3 assets. See Note 6 for further details.

Consolidation

The Company consolidates all subsidiaries in which it has a controlling financial interest, as well as any variable interest entities ("VIEs") where the Company is deemed to be the primary beneficiary, when it has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb significant losses or the right to receive benefits that could potentially be significant to the VIE. The Company reviews factors, including the rights of the equity holders at risk and obligations of equity holders to absorb losses or receive expected residual returns, to determine if the entity is a VIE. As of December 31, 2025, the Company did not have any VIEs.

Financing Receivables

The Company's financing receivables include customer margin loans, securities purchased under agreements to resell ("reverse repurchase agreements"), and securities borrowed transactions. The Company uses financing receivables to extend margin loans to customers, meet trade settlement requirements, and facilitate its matched-book arrangements and inventory requirements.

The Company's financing receivables are secured by collateral received from clients and counterparties. In many cases, the Company is permitted to sell or re-pledge securities held as collateral. These securities may be used to collateralize repurchase agreements, to enter into securities lending agreements, to cover short positions or fulfill the obligation of securities positions that have failed to deliver. The Company monitors the fair value of the collateral received on a daily basis and may require clients and counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Customer receivables, primarily consisting of customer margin loans collateralized by customer-owned securities, are stated net of allowance for credit losses. The Company reviews large customer accounts that do not comply with the Company's margin requirements on a case-by-case basis to determine the likelihood of collection and records an allowance for credit loss following that process. For small customer accounts that do not comply with the Company's margin requirements, the allowance for credit loss is generally recorded as the amount of unsecured or partially secured receivables.

The Company also periodically makes loans to financial advisors and other revenue producers as part of its hiring process. These loans are recorded as notes receivable on its consolidated balance sheet. Allowances are established on these loans if the employee is no longer associated with the Company and the loan has not been promptly repaid.

Legal and Regulatory Reserves

The Company records reserves related to legal and regulatory proceedings in accounts payable and other liabilities. The determination of the amounts of these reserves requires significant judgment on the part of management. In accordance with applicable accounting guidance, the Company establishes reserves for litigation and regulatory matters where available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. When loss contingencies are not probable or cannot be reasonably estimated, the Company does not establish reserves.

When determining whether to record a reserve, management considers many factors including, but not limited to, the amount of the claim; the stage and forum of the proceeding, the sophistication of the claimant, the amount of the loss, if any, in the client's account and the possibility of wrongdoing, if any, on the part of an employee of the Company; the basis and validity of the claim; previous results in similar cases; and applicable legal precedents and case law. Each legal and regulatory proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management. The assumptions of management in determining the estimates of reserves may be incorrect and the actual disposition of a legal or regulatory proceeding could be greater or less than the reserve amount.

Leases

Right-of-use ("ROU") assets and lease liabilities are initially recognized based on the present value of the future minimum lease payments over the lease term, excluding non-base rent components such as fixed common area maintenance costs and other fixed costs such as real estate taxes and insurance. The discount rates used in determining the present value of leases are the Company's incremental borrowing rates, developed based upon each lease's term. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. For operating leases, the ROU assets also include any prepaid lease payments and initial direct costs incurred and are reduced by lease incentives.

Goodwill

The Company defines a reporting unit as an operating segment. The Company's goodwill resides in its Wealth Management reporting unit. Goodwill of a reporting unit is subject to at least an annual test for impairment to determine if the estimated fair value of a reporting unit is less than its carrying amount. Goodwill of a reporting unit is required to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Due to the volatility in the financial services sector and equity markets in general, determining whether an impairment of goodwill has occurred is increasingly difficult and requires management to exercise significant judgment. The Company's annual goodwill impairment analysis performed as of December 31, 2025 applied the same valuation methodologies with consistent inputs as that performed as of December 31, 2024.

In estimating the fair value of the reporting unit, the Company uses the market comparable approach. The market comparable approach is based on comparisons of the subject company to public companies whose stocks are actively traded ("Price Multiples") or to similar companies engaged in an actual merger or acquisition ("Precedent Transactions"). As part of this process, multiples of value relative to financial variables, such as earnings or stockholder's equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. This standard valuation methodology requires the use of management estimates and assumptions. In its Price Multiples valuation analysis, the Company uses various operating metrics of comparable companies, including revenues, after-tax earnings, and EBITDA as well as price-to-book value ratios at a point in time. The Company analyzes prices paid in Precedent Transactions that are comparable to the business conducted in the reporting unit. The Company weighs each of the valuation methods equally in its overall valuation. Given the subjectivity involved in selecting which valuation method to use, the corresponding weightings, and the input variables for use in the analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of the fair value of the reporting unit.

Share-based Compensation Plans

As part of the compensation to employees and directors, the Company uses stock-based compensation, consisting of restricted stock and stock appreciation rights. In accordance with ASC Topic 718, "Compensation - Stock Compensation," the Company classifies the restricted stock awards as equity awards. The fair value of restricted stock awards is determined based on the grant date closing price of the Parent's Class A non-voting common stock ("Class A Stock") adjusted for the present value of dividends. The fair value of stock options is determined using the Black-Scholes model. Key assumptions used to estimate the fair value include the expected term and the expected volatility of the Parent's Class A Stock over the term of the award and the risk-free interest rate over the expected term. The Parent classifies stock appreciation rights ("OARs") as liability awards. The fair value of OARs is also determined using the Black-Scholes model at the end of each reporting period.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Receivables from / Payables to Brokers, Dealers and Clearing Organizations

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate.

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received, respectively, by settlement date.

Receivables from / Payables to Customers

Receivables from and payables to customers include balances arising from customer securities and margin transactions. Receivables from customers are recorded when margin loans are extended to customers and are recorded on a settlement date basis. Payables to customers are recorded when customers deposit cash into their accounts and are recorded on a settlement date basis.

Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

Reverse repurchase agreements and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The Company presents the reverse repurchase and repurchase agreements on a net-by-counterparty basis when the specific offsetting requirements are satisfied.

Notes Receivable

Notes receivable primarily represent recruiting and retention payments generally in the form of upfront loans to financial advisers and key revenue producers as part of the Company's overall growth strategy. These notes generally amortize over a service period of 3 to 9 years from the initial date of the note. All such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation of furniture, fixtures, and equipment is provided on a straight-line basis generally over 3 to 7 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the life of the improvement or the remaining term of the lease.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a Bank.

Bank Call Loans

Bank call loans are generally payable on demand and bear interest at various rates, and such loans are collateralized by firm and/or customer's margin securities.

Foreign Currency Translations

Foreign currency balances have been translated into U.S. dollars as follows: monetary assets and liabilities at exchange rates prevailing at period end; and gains or losses resulting from translating foreign currency financial statement, net of related tax effects, are reflected in accumulated other comprehensive income in the consolidated balance sheet. The functional currency of the overseas operations in Tel Aviv, Israel is the local currency.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated balance sheet. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and the results of recent operations.

The Company records uncertain tax positions in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes" on the basis of a two-step process whereby it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company permanently reinvests eligible earnings of its foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if such earnings were repatriated.

3.   Financial Instruments - Credit Losses

Under ASC 326, "Financial Instruments - Credit Losses", the Company can elect to use an approach to measure the allowance for credit losses using the fair value of collateral where the borrower is required to, and reasonably expected to, continually adjust and replenish the amount of collateral securing the instrument to reflect changes in the fair value of such collateral. The Company has elected to use this approach for securities borrowed, margin loans, and reverse repurchase agreements. See Note 7 for details.

As of December 31, 2025, the Company has $54.7 million of notes receivable. Notes receivable represents recruiting and retention payments generally in the form of upfront loans to financial advisors and key revenue producers as part of the Company's overall growth strategy. These notes generally amortize over a service period of 3 to 9 years from the initial date of the note. All such notes are contingent on the employees' continued employment with the Company. The unforgiven portion of the notes becomes due on demand in the event the employee departs during the service period. At this point, any uncollected portion of the notes gets reclassified into a defaulted notes category.

The allowance for uncollectibles is a valuation account that is deducted from the amortized cost basis of the defaulted notes balance to present the net amount expected to be collected. Balances are charged-off against the allowance when management deems the amount to be uncollectible.

The Company reserves 100% of the uncollected balance of defaulted notes which are five years and older and applies an expected loss rate to the remaining balance. The expected loss rate is based on historical collection rates of defaulted notes. The expected loss rate is adjusted for changes in environmental and market conditions such as changes in unemployment rates, changes in interest rates and other relevant factors. For the year ended December 31, 2025 no adjustments were made to the expected loss rates. The Company will continuously monitor the effect of these factors on the expected loss rate and adjust it as necessary.

The allowance is measured on a pool basis as the Company has determined that the entire defaulted portion of notes receivable has similar risk characteristics.

As of December 31, 2025, the balance of defaulted notes was $3.5 million and the allowance for uncollectibles was $2.1 million. The allowance for uncollectibles consisted of $1.2 million related to defaulted notes balances (five years and older) and $0.9 million (under five years).

The following table presents the disaggregation of defaulted notes by year of default as of December 31, 2025:

(Expressed in thousands)	As of December 31, 2025	
2025	$	379
2024		292
2023		541
2022		141
2021		930
2020 and prior		1,189
Total	$	3,472

The following table presents activity in the allowance for uncollectibles of defaulted notes for the year ended December 31, 2025:

(Expressed in thousands)	For the Year Ended December 31, 2025	
Beginning balance	$	2,815
Additions		186
Write-offs		(884)
Ending balance	$	2,117

Oppenheimer & Co. Inc. and Subsidiaries
Notes to Consolidated Balance Sheet
As of December 31, 2025

4.   Receivables from and payables to brokers, dealers and clearing organizations

(Expressed in thousands)		As of December 31, 2025
Receivables from brokers, dealers and clearing organizations consists of:		
Securities borrowed	$	160,006
Receivables from brokers		51,080
Securities failed to deliver		2,583
Clearing organizations and other [1]		42,015
Other		4,317
Total	$	260,001
Payables to brokers, dealers and clearing organizations consists of:		
Securities loaned	$	370,331
Payables to brokers		728
Securities failed to receive		18,937
Clearing organizations and other		8,001
Total	$	397,997

[1] As of December 31, 2025, approximately $14.8 million of this balance represents a receivable for trades executed, but not yet settled.

5.   Leases

The Company and its subsidiaries have operating leases for a real estate lease, a data center and equipment expiring at various dates through 2035. The Parent leases its corporate headquarters at 85 Broad Street, New York, New York which houses its executive management team and many administrative functions for the firm as well as its research, trading, investment banking, and asset management divisions and an office in Troy, Michigan, which among other things, houses its payroll and human resources departments.

The Company is constantly assessing its needs for office space and, on a rolling basis, has many leases that expire in any given year. Substantially all of the leases are held by by Viner Finance Inc., which is a consolidated subsidiary of the Company's Parent..

Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet. Most leases include an option to renew and the exercise of lease renewal options is at the Company's sole discretion. The Company did not include the renewal options as part of the right of use assets and liabilities. The depreciable life of assets and leasehold improvements is limited by the expected lease term. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2025, the Company had ROU operating lease assets of $6.4 million (net of accumulated amortization of $3.4 million) which are comprised of real estate leases of $3.6 million (net of accumulated amortization of $1.2 million) and equipment leases of $2.8 million (net of accumulated amortization of $2.2 million). As of December 31, 2025, the Company had operating lease liabilities of $6.5 million which are comprised of real estate lease liabilities of $3.7 million and equipment lease liabilities of $2.8 million. As of December 31, 2025, the Company had not made any cash payments for amounts included in the measurement of operating lease liabilities or right of use assets obtained in exchange for operating lease obligations. The Company had no finance leases as of December 31, 2025.

As most of the Company's leases do not provide an implicit rate, the Company uses the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The following table presents the weighted average lease term and weighted average discount rate for our operating leases as of December 31, 2025:

	As of December 31, 2025
Weighted average remaining lease term (in years)	4.08
Weighted average discount rate	6.46%

The maturities of lease liabilities as of December 31, 2025 are as follows:

(Expressed in thousands)	As of December 31, 2025
2026	$ 2,463
2027	1,885
2028	1,190
2029	572
2030	397
2031 and after	981
Total lease payments	7,488
Less interest	(943)
Present value of operating lease liabilities	$ 6,545

As of December 31, 2025, the Company had no additional operating leases that have not yet commenced.

6.   **Fair value measurements**

Securities owned, securities sold but not yet purchased, investments and derivative contracts are carried at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. A description of the valuation techniques applied and inputs used in measuring the fair value of the Company's financial instruments, as well as the general classification of such instruments pursuant to the valuation hierarchy, are as follows:

Securities

The Company determines the fair value of securities (both long and short) primarily based on pricing sources with reasonable levels of price transparency. Where unadjusted quoted prices for identical assets or liabilities are available in an active market, we classify the securities within Level 1 of the valuation hierarchy. Level 1 securities include U.S. Treasury securities, money market funds and corporate equities.

If quoted market prices are unavailable, fair values are generally determined using pricing models which incorporate market observable inputs, such as benchmark yields, recently executed transaction prices, issuer spreads, reported trades, bids, offers and other reference data. Examples of such instruments, which are typically classified within Level 2 of the valuation hierarchy, include U.S. Agency securities, sovereign obligations, corporate debt and other obligations, mortgage and other asset-backed securities, municipal obligations, money market funds and convertible bonds.

In limited situations where there is reduced activity or less observability around inputs to the valuation, we classify those securities in Level 3 of the valuation hierarchy. The Company has valued the ARS securities owned at the tender offer price and categorized them in Level 3 of the fair value hierarchy due to the illiquid nature of the securities and the period of time since the last tender offer. As of December 31, 2025, the Company had $128,000 of ARS in Level 3 assets. As of December 31, 2025, the Company had a valuation allowance totaling $22,000 related to ARS owned (which is included as a reduction to securities owned on the consolidated balance sheet).

Derivative financial instruments

The Company classifies exchange-traded derivative financial instruments such as futures contracts in Level 1 of the valuation hierarchy. Some of our derivative positions, such as to-be-announced securities, are valued using models that use observable market parameters, and we classify them in Level 2 of the valuation hierarchy.

Oppenheimer & Co. Inc. and Subsidiaries
Notes to Consolidated Balance Sheet
As of December 31, 2025

Assets and Liabilities Measured at Fair Value

The Company's assets and liabilities, recorded at fair value on a recurring basis as of December 31, 2025, have been categorized based upon the above fair value hierarchy as follows:

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2025

(Expressed in thousands)	Level 1	Level 2	Level 3	Total
Assets				
Deposits with clearing organizations	$ 27,996	$ —	$ —	$ 27,996
Securities owned:				
U.S. Treasury securities	1,143,544	—	—	1,143,544
U.S. Agency securities	—	5,925	—	5,925
Sovereign obligations	—	1,223	—	1,223
Corporate debt and other obligations	—	3,989	—	3,989
Mortgage and other asset-backed securities	—	2,109	—	2,109
Municipal obligations	—	28,927	—	28,927
Convertible bonds	—	20,500	—	20,500
Corporate equities	28,198	—	—	28,198
Money markets	5,000	4	—	5,004
Auction rate securities	—	—	128	128
Securities owned, at fair value	1,176,742	62,677	128	1,239,547
Investments [1]	—	3,004	—	3,004
Derivative contracts:[2]				
TBAs	—	34	—	34
Total	$ 1,204,738	$ 65,715	$ 128	$ 1,270,581
Liabilities				
Securities sold but not yet purchased:				
U.S. Treasury securities	$ 155,517	$ —	$ —	$ 155,517
U.S. Agency securities	—	1	—	1
Sovereign obligations	—	2,411	—	2,411
Corporate debt and other obligations	—	1,965	—	1,965
Convertible bonds	—	6,096	—	6,096
Corporate equities	9,722	—	—	9,722
Securities sold but not yet purchased, at fair value	165,239	10,473	—	175,712
Derivative contracts: [2]				
Futures	133	—	—	133
TBAs	—	27	—	27
Derivative contracts, total	133	27	—	160
Total	$ 165,372	$ 10,500	$ —	$ 175,872

(1) Included in other assets on the consolidated balance sheet
(2) Included in receivables from / payables to brokers, dealers and clearing organizations

The following tables present changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the year ended December 31, 2025:

(Expressed in thousands)	Level 3 Assets and Liabilities For the Year Ended December 31, 2025					
	Beginning Balance	Total Realized and Unrealized Gain	Purchases and Issuances	Sales and Settlements	Transfers In / (Out)	Ending Balance
Assets						
Auction rate securities [1]	$ 2,652	$ 206	$ —	$ (2,730)	$ —	$ 128

(1) Represents auction rate securities that failed in the auction rate market.

Financial Instruments Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value on the consolidated balance sheet. The table below excludes non-financial assets and liabilities (e.g., furniture, equipment and leasehold improvements and accrued compensation). The carrying value of financial instruments not measured at fair value categorized in the fair value hierarchy as Level 1 or Level 2 (e.g., cash and receivables from customers) approximates fair value because of the relatively short term nature of the underlying assets.

Assets and liabilities not measured at fair value as of December 31, 2025

(Expressed in thousands)		Fair Value Measurement: Assets			
	Carrying Value	Level 1	Level 2	Level 3	Total
Cash	$ 8,752	$ 8,752	$ —	$ —	$ 8,752
Deposits with clearing organizations	79,611	79,611	—	—	79,611
Receivables from brokers, dealers and clearing organizations:					
Securities borrowed	160,006	—	160,006	—	160,006
Receivables from brokers	51,080	—	51,080	—	51,080
Securities failed to deliver	2,583	—	2,583	—	2,583
Clearing organizations and other	46,248	—	46,248	—	46,248
	259,917	—	259,917	—	259,917
Receivables from customers	1,414,995	—	1,414,995	—	1,414,995
Notes receivable, net	54,708	—	54,708	—	54,708
Company-owned life insurance	109,094	—	109,094	—	109,094
Investments [1]	2,114	—	2,114	—	2,114

(1) Included within other assets on the consolidated balance sheet

(Expressed in thousands)	Carrying Value	Fair Value Measurement: Liabilities			
		Level 1	Level 2	Level 3	Total
Drafts payable	$ 18,347	$ 18,347	$ —	$ —	$ 18,347
Bank call loans	76,800	—	76,800	—	76,800
Payables to brokers, dealers and clearing organizations:					
Securities loaned	370,331	—	370,331	—	370,331
Payables to brokers	728	—	728	—	728
Securities failed to receive	18,937	—	18,937	—	18,937
Other	7,841	—	7,841	—	7,841
	397,837	—	397,837	—	397,837
Payables to customers	393,694	—	393,694	—	393,694
Securities sold under agreements to repurchase	997,192	—	997,192	—	997,192
Subordinated borrowings	112,558	—	112,558	—	112,558

Derivative Instruments and Hedging Activities

The Company transacts, on a limited basis, in exchange traded and over-the-counter derivatives for both asset and liability management as well as for trading and investment purposes. Risks managed using derivative instruments include interest rate risk and, to a lesser extent, foreign exchange risk. All derivative instruments are measured at fair value and are recognized as either assets or liabilities on the consolidated balance sheet.

Foreign exchange hedges

From time to time, the Company also utilizes forward and options contracts to hedge the foreign currency risk associated with compensation obligations to Oppenheimer Israel (OPCO) Ltd. employees denominated in New Israeli Shekel ("NIS"). Such hedges have not been designated as accounting hedges. Unrealized gains and losses on foreign exchange forward contracts are recorded in other assets or other liabilities on the consolidated balance sheet.

Derivatives used for trading and investment purposes

Futures contracts represent commitments to purchase or sell securities or other commodities at a future date and at a specified price. Market risk exists with respect to these instruments. Notional or contractual amounts are used to express the volume of these transactions and do not represent the amounts potentially subject to market risk. The Company uses futures contracts, including U.S. Treasury notes, Federal Funds, General Collateral futures and Eurodollar contracts primarily as an economic hedge of interest rate risk associated with government trading activities. Unrealized gains and losses on futures contracts are recorded on the consolidated balance sheet in receivables from / payables to brokers, dealers and clearing organizations.

To-be-announced securities

The Company also transacts in pass-through mortgage-backed securities eligible to be sold in the TBA market as economic hedges against mortgage-backed securities that it owns or has sold but not yet purchased. TBAs provide for the forward or delayed delivery of the underlying instrument with settlement up to 180 days. The contractual or notional amounts related to these financial instruments reflect the volume of activity and do not reflect the amounts at risk. Net unrealized gains and losses on TBAs are recorded on the consolidated balance sheet in receivables from / payables to brokers, dealers and clearing organizations.

The notional amounts and fair values of the Company's derivatives as of December 31, 2025 by product were as follows:

(Expressed in thousands)			
	Fair Value of Derivative Instruments as of December 31, 2025		
	Description	Notional	Fair Value
Assets:			
Derivatives not designated as hedging instruments [1]			
Commodity contracts	Futures	$ 9,900	$ 34
		$ 9,900	$ 34
Liabilities:			
Derivatives not designated as hedging instruments [1]			
Commodity contracts	Futures	$ 13,960,000	$ 133
Other contracts	TBAs	9,900	27
		$ 13,969,900	$ 160

(1) See "Derivative Instruments and Hedging Activities" above for a description of derivative financial instruments. Such derivative instruments are not subject to master netting agreements, thus the related amounts are not offset

7. Collateralized transactions

The Company enters into collateralized borrowing and lending transactions in order to meet customers' needs and earn interest rate spreads, obtain securities for settlement and finance trading inventory positions. Under these transactions, the Company either receives or provides collateral, including U.S. Government and Agency, asset-backed, corporate debt, equity, and non-U.S. Government and Agency securities.

The Company obtains short-term borrowings primarily through bank call loans. Bank call loans are generally payable on demand and bear interest at various rates. As of December 31, 2025, the outstanding balance of bank call loans was $76.8 million. As of December 31, 2025, such loans with commercial banks were collateralized by the Company's securities and margin account securities with market values of approximately $16.0 million and $69.8 million.

As of December 31, 2025, the Company had approximately $2.0 billion of customer securities under customer margin loans that are available to be pledged, of which the Company has re-pledged approximately $304.1 million under securities loan agreements.

As of December 31, 2025, the Company had pledged $336.9 million of customer securities directly with the Options Clearing Corporation to secure obligations and margin requirements under option contracts written by customers.

As of December 31, 2025, the Company had no outstanding letters of credit.

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance the Company's inventory positions. Except as described below, repurchase and reverse repurchase agreements, principally involving U.S. Government and Agency securities, are carried at amounts at which the securities subsequently will be resold or reacquired as specified in the respective agreements and include accrued interest.

Repurchase agreements and reverse repurchase agreements are presented on a net-by-counterparty basis, when the repurchase agreements and reverse repurchase agreements are executed with the same counterparty, have the same explicit settlement date, are executed in accordance with a master netting arrangement, the securities underlying the repurchase agreements and reverse repurchase agreements exist in "book entry" form and certain other requirements are met.

The following table presents a disaggregation of the gross obligation by the class of collateral pledged and the remaining contractual maturity of the repurchase agreements and securities loaned transactions as of December 31, 2025:

(Expressed in thousands)	Overnight and Open
Repurchase agreements:	
U.S. Treasury securities	$ 1,172,957
Securities loaned:	
Equity securities	370,331
Gross amount of recognized liabilities for repurchase agreements and securities loaned	$ 1,543,288

The following tables present the gross amounts and the offsetting amounts of reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions as of December 31, 2025:

(Expressed in thousands)				Gross Amounts Not Offset on the Balance Sheet		
	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Balance Sheet	Net Amounts of Assets Presented on the Balance Sheet	Financial Instruments	Cash Collateral Received	Net Amount
Reverse repurchase agreements	$ 175,765	$ (175,765)	$ —	$ —	$ —	$ —
Securities borrowed [1]	160,006	—	160,006	(152,278)	—	7,728
Total	$ 335,771	$ (175,765)	$ 160,006	$ (152,278)	$ —	$ 7,728

(1) Included in receivables from brokers, dealers and clearing organizations on the consolidated balance sheet

(Expressed in thousands)				Gross Amounts Not Offset on the Balance Sheet		
	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Balance Sheet	Net Amounts of Liabilities Presented on the Balance Sheet	Financial Instruments	Cash Collateral Pledged	Net Amount
Repurchase agreements	$ 1,172,957	$ (175,765)	$ 997,192	$ (997,192)	$ —	$ —
Securities loaned [2]	370,331	—	370,331	(357,814)	—	12,517
Total	$ 1,543,288	$ (175,765)	$ 1,367,523	$ (1,355,006)	$ —	$ 12,517

(2) Included in payables to brokers, dealers and clearing organizations on the consolidated balance sheet

The Company receives collateral in connection with securities borrowed and reverse repurchase agreement transactions and customer margin loans. Under many agreements, the Company is permitted to sell or re-pledge the securities received (e.g., use the securities to enter into securities lending transactions, or deliver to counterparties to cover short positions). As of December 31, 2025, the fair value of securities received as collateral under securities borrowed transactions and reverse repurchase agreements was $153.3 million and $175.8 million respectively, of which the Company has re-pledged approximately $49.1 million under securities loaned transactions and $175.8 million under repurchase agreements.

The Company pledges certain of its securities owned for securities lending and repurchase agreements and to collateralize bank call loan transactions. The carrying value of pledged securities owned that can be re-pledged by the counterparty was $1.2 billion, as presented on the face of the consolidated balance sheet as of December 31, 2025.

The Company manages credit exposure arising from repurchase and reverse repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties that provide the Company, in the event of a customer default, the right to liquidate securities and the right to offset a counterparty's rights and obligations. The Company manages market risk of repurchase agreements and securities loaned by monitoring the market value of collateral held and the market value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when exposure to loss exists. In the event the counterparty is unable to meet its contractual obligation to return the securities, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices.

Credit Concentrations

Credit concentrations may arise from trading, investing, underwriting and financing activities and may be impacted by changes in economic, industry or political factors. In the normal course of business, the Company may be exposed to credit risk in the event customers, counterparties including other brokers and dealers, issuers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company seeks to mitigate these risks by actively monitoring exposures and obtaining collateral as deemed appropriate. Included in receivables from customers as of December 31, 2025 were fully secured margin loans from our two largest customer accounts totaling approximately $674.9 million, comprising 47.8% of total margin loans.

The Company is obligated to settle transactions with brokers and other financial institutions even if its clients fail to meet their obligations to the Company. Clients are required to complete their transactions on the settlement date, generally one business day after the trade date. If clients do not fulfill their contractual obligations, the Company may incur losses. The Company has clearing/participating arrangements with the National Securities Clearing Corporation, the Fixed Income Clearing Corporation ("FICC"), the Mortgage-Backed Securities Division (a division of FICC), the Options Clearing Corporation and others.

With respect to its business in reverse repurchase and repurchase agreements, all open contracts as of December 31, 2025 are with the FICC. The clearing organizations have the right to charge the Company for losses that result from a client's failure to fulfill its contractual obligations. Accordingly, the Company has credit exposures with these clearing brokers. The clearing brokers can re-hypothecate the securities held on behalf of the Company. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. As of December 31, 2025, the Company had recorded no liabilities with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and banks with which it conducts business.

8.   Furniture, equipment and leasehold improvements

The components of furniture, equipment and leasehold improvements as of December 31, 2025 are as follows:

(Expressed in thousands)		
Furniture, fixtures and equipment	$	66,334
Leasehold improvements		7,777
Total		74,111
Less accumulated depreciation		(61,764)
Total	$	12,347

9.   Subordinated borrowings

The subordinated loans are payable to the Company's indirect parent, E.A. Viner International Co. ("Viner"). These loans are due: $3.8 million, November 29, 2026, $7.1 million, December 31, 2026 and $1.6 million June 25, 2027 and are automatically renewed for an additional year unless terminated by either party within seven months of their expiration. The Company also has issued a subordinated note to Viner in the amount of $100 million at a fixed rate of 6.75% due and payable on July 1, 2027.

The subordinated loans are available in computing Net Capital under the Securities and Exchange Commission's uniform Net Capital rule. These borrowings may be repaid only if, after giving effect to such repayment, the Company meets the Securities and Exchange Commission's Net Capital requirements.

10.   Income taxes

The Company is included in an affiliated group that files a consolidated Federal income tax return. The Company files state and local income tax returns on a separate company basis or as part of the affiliated group's unitary combined state filing, depending on the specific requirements of each state and local jurisdiction.

With respect to Federal, combined state and local, and separate company state and local income tax expense (benefit) of the Company, the Company computes income tax expense (benefit) based on the separate-return approach as modified for the realizability of its deferred tax assets.

The Company permanently reinvests eligible earnings of its foreign subsidiaries and, accordingly, does not accrue any U.S. income taxes that would arise if these earnings were repatriated. The unrecognized deferred tax liability associated with the outside basis difference of its foreign subsidiaries is estimated at $4.0 million for those subsidiaries. The Company has continued to reinvest permanently the excess earnings of Oppenheimer Israel (OPCO) Ltd. in its own business. The Company will continue to review its historical treatment of these earnings to determine whether its historical practice will continue or whether a change is warranted.

As of December 31, 2025, the Company has net deferred tax assets of $16.9 million. Included in deferred tax assets on a tax-effected basis are timing differences arising with respect to compensation and other expenses not currently deductible for tax purposes and a net operating loss carryforward related to Oppenheimer Israel (OPCO) Ltd. (valued at $2.7 million on a tax-effected basis).

The Company believes that realization of deferred tax assets arising from temporary differences in the U.S. taxing jurisdictions is more likely than not based on past income trends and expectations of future taxable income. The Company believes that realization of the deferred tax asset related to net operating loss carryforwards of its subsidiary, Oppenheimer Israel (OPCO) Ltd., is more likely than not based on past income trends and expectations of future taxable income. The net operating loss carries forward indefinitely and is not subject to expiration, provided that this subsidiary and its underlying businesses continue operating normally (as is anticipated).

The Company's open income tax years vary by jurisdiction, but all income tax years are closed through 2019 except for New York State and City.

The Company regularly assesses the likelihood of assessments in each taxing jurisdiction within which it operates and has established tax reserves it believes are adequate in relation to any potential exposures. The Company has unrecognized tax benefits of $712,000 as of December 31, 2025.

During the year ended December 31, 2025, the Company added $5,000 and released $0.6 million related to state and local tax matters. A reconciliation of the beginning and ending amount of unrecognized tax benefit follows:

(Expressed in thousands)		2025
Balance at beginning of year	$	1,258
Additions for tax positions of prior years		5
Lapse in statue of limitations		(411)
Settlements with taxing authorities		(140)
Balance at end of year	$	712

As of December 31, 2025, the Company had an income tax-related interest payable of $177,000 on its consolidated balance sheet.

11. Employee compensation plans

The Parent and the Company maintain various employee compensation plans for the benefits of the Company's employees and affiliates. Two types of employee compensation are granted under share-based compensation and cash-based compensation plans.

Share-based Compensation Plans

Oppenheimer Holdings Inc. Incentive Plan

On February 26, 2014, the Company adopted the Oppenheimer Holdings Inc. 2014 Incentive Plan (the 2014 "OIP"). Pursuant to the 2014 OIP, the Compensation Committee of the Board of Directors of the Parent (the "Committee") was permitted to grant options to purchase Class A Stock ("stock options"), Class A Stock awards and restricted Class A Stock (collectively "restricted stock awards") to or for the benefit of employees and non-employee directors of the Company and its affiliates as part of their compensation. Restricted stock awards were generally awarded for a three or five year term and fully vest at the end of the term.

On March 1, 2024, the Company adopted the Oppenheimer Holdings Inc. 2024 Incentive Plan (the "2024 OIP"). The 2024 OIP received stockholder approval at the Parent's Annual Meeting of Stockholders on May 6, 2024. The 2024 OIP replaced the 2014 OIP, which expired by its terms on February 26, 2024. Holders of the Class B Stock of the Parent approved for registration 1,000,000 shares of Class A Stock under the 2024 OIP. As of December 31, 2025, the number of shares of Class A Stock available under the 2024 plan, but not yet awarded, was 771,375.

Restricted stock - Restricted stock awards were generally awarded for a three or five year term and fully vest at the end of the term. The following table summarizes the status of the Company's non-vested restricted Class A Stock awards under the 2014 OIP and 2024 OIP for the year ended December 31, 2025:

	Number of Class A Shares Subject to Restricted Stock Awards		Weighted Average Fair Value Per Share	Remaining Contractual Life
Non-vested at beginning of year	1,218,839	$	35.60	1.6
Granted	188,075		69.79	2.7
Vested	(271,589)		29.07	—
Forfeited	(36,025)		52.64	—
Non-vested at end of year	1,099,300	$	42.51	1.3

As of December 31, 2025, all outstanding restricted Class A Stock awards were non-vested. The aggregate intrinsic value of restricted Class A Stock awards outstanding as of December 31, 2025 was $79.5 million.

On February 6, 2026, the Committee awarded a total of 295,625 restricted shares of Class A Stock to current employees pursuant to the 2024 OIP. Of these restricted shares, 108,825 shares will cliff vest in three years and 186,800 shares will cliff vest in five years. These awards will be expensed over the applicable three or five year vesting period

Oppenheimer Holdings Inc. Stock Appreciation Right Plan

Under the Oppenheimer Holdings Inc. Stock Appreciation Right Plan, the Company awards stock appreciation rights ("OARs") to certain employees as part of their compensation package based on a formula reflecting gross production and length of service. These awards are granted once per year in January with respect to the prior year's production. The OARs vest five years from grant date and settle in cash at vesting.

Oppenheimer & Co. Inc. and Subsidiaries
Notes to Consolidated Balance Sheet
As of December 31, 2025

OARs - The Committee has awarded OARs pursuant to the Oppenheimer Holdings Inc. Stock Appreciation Right Plan. The following table summarizes the status of the Company's outstanding OARs awards as of December 31, 2025:

Grant Date	Number of OARs Outstanding	Strike Price	Remaining Contractual Life	Fair Value as of December 31, 2025
January 11, 2021	526,499	$ 32.16	10 days	$ 40.15
January 7, 2022	559,117	49.57	1 year	24.67
January 6, 2023	472,630	45.33	2 years	29.35
January 5, 2024	454,760	40.78	3 years	34.30
January 6, 2025	629,270	64.48	4 years	22.87
Total OARs outstanding	$ 2,642,276			
Total weighted average values	—	$ 47.38	3.0 years	$ 29.82

The fair value as of December 31, 2025 for each of the OARs was estimated using the Black-Scholes model with the following assumptions:

	Grant Date				
	January 11, 2021	January 7, 2022	January 6, 2023	January 5, 2024	January 6, 2025
Expected term [1]	10 days	1 year	2 years	3 years	4 years
Expected volatility factor [2]	18.737 %	32.074 %	26.223 %	26.100 %	30.414 %
Risk-free interest rate [3]	3.644 %	3.511 %	3.482 %	3.544 %	3.655 %

(1) The expected term was determined based on the remaining life of the actual awards.
(2) The volatility factor was measured using the weighted average of historical daily price changes of the Parent's Class A Stock over a historical period commensurate to the expected term of the awards.
(3) The risk-free interest rate was based on periods equal to the expected term of the awards based on the U.S. Treasury yield curve in effect at December 31, 2025.

As of December 31, 2025, 2,642,276 of outstanding OARs were unvested. As of December 31, 2025, the aggregate intrinsic value of OARs outstanding was $65.8 million. The liability related to the OARs was $49.3 million as of December 31, 2025. As of December 31, 2025, there was $29.5 million of total unrecognized compensation cost related to unvested OARs. The cost is expected to be recognized over a weighted average period of 3.0 years.

On January 9, 2026, 374,380 OARs were awarded to Oppenheimer employees related to fiscal 2025 performance. These OARs will be expensed over 5 years (the vesting period).

Cash-based Compensation Plan

Defined Contribution Plan

The Company maintains a defined contribution plan covering substantially all full-time U.S. employees. The Oppenheimer & Co. Inc. 401(k) Plan provides that Oppenheimer may make discretionary contributions. Eligible Oppenheimer employees can make voluntary contributions which cannot exceed $23,500 per annum in 2025, unless they are also eligible to make "catch up" contributions. The Company made contributions to the 401(k) Plan of $6.8 million for 2025.

Deferred Compensation Plans

The Company maintains an Executive Deferred Compensation Plan ("EDCP") and a Deferred Incentive Plan ("DIP") in order to offer certain qualified high-performing financial advisors a bonus based upon a formula reflecting years of service, production, net commissions and a valuation of their clients' assets. The bonus amounts resulted in deferrals for fiscal 2025 of $12.9 million. These deferrals normally vest after five years. The liability is being recognized over the vesting period. The EDCP also includes voluntary deferrals by senior executives that are not subject to vesting. The Company maintains a company-owned life insurance policy, which is designed to hedge a portion of the EDCP obligation. The EDCP liability is being tracked against the value of a benchmark investment portfolio held for this purpose.

Additionally, the Company adopted the Oppenheimer & Co. Inc. Investment Banking and Capital Markets Deferred Compensation Plan ("CMDP") for eligible employees in the Capital Markets business segment. An employee is eligible to participate in the CMDP if the employee (i) is an Investment Banking Division employee of Oppenheimer with a title of Associate or above whose previous year's salary and bonus exceeded $200,000, or (ii) is a professional working in the Oppenheimer Capital Markets Division (but not the Investment Banking Division) who is designated by the Plan Administrator (in its sole discretion) as eligible to participate in the Plan. The CMDP has both mandatory and elective contributions. The amount of compensation subject to mandatory deferral ("Bonus Deferral Credit") is based on a schedule maintained by the Plan Administrator from time to time. The Bonus Deferral Credit vests ratably over a period of three years and is distributed upon vesting. For the elective portion, a participant is eligible if his or her base salary and bonus exceed $500,000 and he or she may elect to defer up to 50% of the total of his or her base salary and bonus amounts ("Elective Deferral Credit") for a 5-year or 10-year period. The Elective Deferral Credit is 100% vested at all times. The Company provides a Matching Credit of 10% of the Elective Deferral Credit which vests on last day of the Performance Year (as defined in the CMDP) attributable to the Matching Credit. The Elective Deferral Credit and the Matching Credit are distributed in lump sums in the year following the fifth or tenth anniversary of the last day of the Performance Year (as defined in the CMDP), depending on the participant's election. For fiscal 2025, the Company's deferral related to the CMDP totaled $18.7 million which is comprised of Bonus Deferral Credits.

As of December 31, 2025, the Company's liability with respect to the EDCP, DIP and CMDP described below totaled $75.2 million and is included in accrued compensation on the consolidated balance sheet as of December 31, 2025.

The Company also maintains a deferred compensation plan on behalf of certain employees who were formerly employed by CIBC World Markets. The Company hedges this deferred compensation obligation with a portfolio of mutual fund investments. As of December 31, 2025, the Company's liability with respect to this plan totaled $25.2 million.

12. Commitments and contingencies

Commitments

As of December 31, 2025, the Company had no collateralized or uncollateralized letters of credit outstanding.

In the normal course of business, the Company enters into commitments for debt and equity underwritings. As of December 31, 2025, the Company had certain open underwriting commitments, which were subsequently settled in open market transactions and did not result in any losses.

Contingencies

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company has been named as defendant or co-defendant in various legal actions, including arbitrations, class actions and other litigation, creating substantial exposure and periodic expenses. Certain of the actual or threatened legal matters include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. These proceedings arise primarily from securities brokerage, asset management and investment banking activities. The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory

agencies regarding the Company's business, which may result in expenses, adverse judgments, settlements, fines, penalties, injunctions or other relief. The investigations include inquiries from the SEC, FINRA and other regulators.

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where a loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to a previously recognized loss contingency, it is often not possible to reasonably estimate the size of the possible loss or range of loss or possible additional losses or range of additional losses.

For certain legal and regulatory proceedings, the Company cannot reasonably estimate such losses, particularly for proceedings that are in their early stages of development or where plaintiffs seek substantial, indeterminate or special damages. Counsel may be required to review, analyze and resolve numerous issues, including through potentially lengthy discovery and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the Company can reasonably estimate a loss or range of loss or additional loss for the proceeding. Even after lengthy review and analysis, the Company, in many legal and regulatory proceedings, may not be able to reasonably estimate possible losses or range of losses. The Company does not believe that a loss is probable or that it can reasonably estimate a loss or losses from the Liberty Capital Group v. Oppenheimer Holdings Inc. et. al and accordingly no loss accrual has currently been made for this matter.

For certain other legal and regulatory proceedings, the Company can estimate possible losses, or range of loss in excess of amounts accrued, but does not believe, based on current knowledge and after consultation with counsel, that such losses individually, or in the aggregate, will have a material adverse effect on the Company's consolidated balance sheet as a whole.

For legal and regulatory proceedings where there is at least a reasonable possibility that a loss or an additional loss may be incurred, the Company estimates a range of aggregate loss in excess of amounts accrued of up to $253 million. This estimated aggregate range is based upon currently available information for those legal proceedings in which the Company is involved, where the Company can make an estimate for such losses. For certain cases, the Company does not believe that it can make an estimate. The foregoing aggregate estimate is based on various factors, including the varying stages of the proceedings (including the fact that some are currently in preliminary stages), the numerous yet-unresolved issues in many of the proceedings and the attendant uncertainty of the various potential outcomes of such proceedings. Accordingly, the Company's estimate will change from time to time, and actual losses may be more than the current estimate.

On September 13, 2022, the SEC filed a complaint against Oppenheimer in the United States District Court for the Southern District of New York (the "Court") alleging that Oppenheimer violated Section 15B(c)(1) of the Exchange Act of 1934 and Rule 15c2-12 thereunder as well as Municipal Securities Rulemaking Board ("MSRB") Rules G-17 and G-27 for not having fully complied with the exemption from the continuing disclosure obligations under Rule 15c2-12. The SEC asked the Court to enter an order enjoining Oppenheimer from violating the above-referenced rules and requiring it to disgorge approximately $1.9 million plus interest and pay a civil penalty. On January 30, 2024, Oppenheimer and the SEC reached an agreement in principle to settle the litigation pursuant to which Oppenheimer would pay a civil penalty of $1.2 million. The settlement was subject to Oppenheimer obtaining a waiver of certain statutory disqualifications, which Oppenheimer received in December 2025. On December 10, 2025, the Court entered a final judgment enjoining Oppenheimer from further violations of Section 15B (c) (1) of the Exchange Act as well as Rule 15c2-12 thereunder as well as MSRB Rules G-17 and G-27. On January 7, 2026, Oppenheimer paid the $1.2 million fine to the SEC.

On June 6, 2025, a complaint in a putative class action entitled Liberty Capital Group, Individually and on Behalf of All Others Similarly Situated v. Oppenheimer Holdings Inc., Oppenheimer & Co. Inc., and Oppenheimer Asset Management Inc., was filed in the U.S. District Court for the Southern District of New York ("District Court"). Plaintiff purports to represent customers who had cash deposits or balances in the Advantage Bank Deposit ("ABD") program. Plaintiff alleges that the Company paid customers unreasonably low interest rates in the ABD program and seeks unspecified damages. Plaintiff alleges breaches of the terms and conditions of the ABD program and implied covenant of good faith and fair dealing, breach of fiduciary duties, violation of New York General Business Law (the "GBL"), negligence, negligent misrepresentations and unjust enrichment. On August 8, 2025, Oppenheimer filed a motion to dismiss the complaint on a number of grounds. On

October 4, 2025, the court issued an order dismissing Oppenheimer Holdings Inc. and Oppenheimer Asset Management Inc. from the case, and granting in part, and denying in part, Oppenheimer's motion to dismiss. Specifically, Oppenheimer's motion to dismiss plaintiff's causes of action for breach of fiduciary duty for non-advisory clients, unjust enrichment, negligence and negligent misrepresentation were granted, while the motion to dismiss causes of action for breach of the terms and conditions and implied covenant of good faith and fair dealing, breach of fiduciary duty for advisory clients and violation of the GBL were denied. On October 21, 2025, plaintiff moved for class certification, which Oppenheimer opposed. On December 8, 2025, the Court issued its decision granting class certification on plaintiff's causes of action for breach of the terms and conditions and implied covenant of good faith and fair dealing, and violation of the GBL. The Court held that plaintiff did not have standing to assert a class claim for breach of fiduciary duty, but granted plaintiff leave to amend the complaint by December 22, 2025 to include a plaintiff with standing. Plaintiff did not amend its complaint. On December 22, 2025, Oppenheimer filed a petition for permission to appeal the decision granting class certification with the U.S. Court of Appeals for the Second Circuit, which petition is currently pending. The case is scheduled for trial commencing in June, 2026, and it is likely that a decision by the trial jury will be rendered in the District Court this fiscal year. Oppenheimer believes the claims to be without merit and intends to vigorously defend itself against this action.

13.   Regulatory requirements

Oppenheimer and Freedom are subject to the uniform net capital requirements of the SEC under Rule 15c3-1 (the "Rule") promulgated under the Exchange Act. Oppenheimer computes its net capital requirements under the alternative method provided for in the Rule which requires that Oppenheimer maintain net capital equal to two percent of aggregate customer-related debit items, as defined in SEC Rule 15c3-3. As of December 31, 2025, the net capital of Oppenheimer as calculated under the Rule was $485.1 million or 35.51% of Oppenheimer's aggregate debit items. This was $457.8 million in excess of the minimum required net capital at that date. Freedom computed its net capital requirement under the basic method provided for in the Rule, which required that Freedom maintain net capital equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined, prior to its de-registration on January 30, 2026. As of December 31, 2025, Freedom had net capital of $3.5 million, which was $3.4 million in excess of the $100,000 required to be maintained at that date.

14.   Segment information

The Company has determined its reportable segments based on the Company's method of internal reporting, which disaggregates its retail business by branch and its proprietary and investment banking businesses by product. The Company's chief operating decision maker ("CODM") is the chief executive officer.

The CODM evaluates the performance of the Company's reportable segments based on their year-over-year revenue and pre-tax profit or loss and uses this measure to allocate resources (including employee, financial and/or capital resources), largely in conjunction with monthly and/or quarterly reviews of segment financial performance. The CODM also uses segment profit or loss in evaluating the incentive and other compensation of segment employees as well as capital investment for facilities and information technology development.

The Company's reportable segments are:

Wealth Management — includes commissions and a proportionate amount of fee income earned on assets under management ("AUM"), net interest earnings on client margin loans and cash balances, fees from money market funds, custodian fees, net contributions from stock loan activities and financing activities, and direct expenses associated with this segment; and

Capital Markets — includes investment banking, institutional equities sales, trading, and research, taxable fixed income sales, trading, and research, public finance and municipal trading, as well as the Company's operations in Israel, and direct expenses associated with this segment.

Corporate/Other —The Company does not allocate costs associated with certain infrastructure support groups that are centrally managed for its reportable segments. These areas include, but are not limited to, legal, compliance, operations, accounting, and internal audit. Costs associated with these groups are separately reported in a Corporate/Other category and primarily include

compensation and benefits. The costs of certain centralized or shared functions are allocated based on methodologies that reflect utilization.

15. Related party transactions

The Company provides certain administrative and support services to other consolidated operating subsidiaries of the Parent.

As of December 31, 2025, the Company had amounts receivables from and payables to affiliates who are consolidated operating subsidiaries of the Parent on the consolidated balance sheet. Included in other assets are amounts receivable from affiliates of $14.2 million and included in accounts payable and other liabilities are amounts due to affiliates of $80.8 million.

As of December 31, 2025, the Company had income taxes payable of $36.0 million which are comprised of payables to affiliates related to consolidated income tax liabilities. The Company remits payments for income taxes on behalf of its affiliates. Payments for income taxes are reimbursable by the affiliates.

As of December 31, 2025, the Company had subordinated loans from the Company's indirect parent, E.A. Viner International Co. ("Viner") totaling $112.6 million. See Note 9.

The amounts payable to affiliates presented above are gross amounts that have not been netted for direct expenses that reside at the affiliate and are unsecured, non-interest bearing and have no fixed terms of payment.

The Company does not make loans to its officers and directors except under normal commercial terms pursuant to client margin account agreements. These loans are fully collateralized by such employee-owned securities.

16. Subsequent events

The Company has performed an evaluation of events that occurred since December 31, 2025 and through the date on which the consolidated balance sheet were issued, and determined that there are no events that have occurred that would require recognition or additional disclosure except as disclosed in Note 2 and Note 11.